February 15, 2013

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
File Nos. 333-178774 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 6 under the Securities Act of 1933, and Amendment No. 393 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.  This Amendment contains the revisions to our January 18, 2013 filing as discussed in the February 12, 2013 correspondence to Alberto Zapata.

The prospectus contained in the Amendment includes the following changes:

•
Removing contract enhancements from the GMWB calculations under LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs.  (For Freedom 6 Net, see pages 82, 87, 88, and 92.) (For Freedom Flex, see pages 108, 111-113, and 117.)

•	Changes to the charges for LifeGuard Freedom 6 Net and LifeGuard Freedom Flex. (See pages 7, 8, 39-40, and 42.)
•	Elimination of the quarterly contract value step-up options under LifeGuard Freedom Flex. (See pages 9, 42, and 106.)
•	Revisions to the MarketGuard Stretch GMWB. (See pages 130-134.)
•	Revised maximum issue age requirement for LifeGuard Freedom Flex DB. (See pages 108, 139, and 142.)
•	Elimination of the current availability of Optional Contract Enhancements. (See pages 5, 34, and 49.)
•
Elimination of the current availability of the following Guaranteed Minimum Withdrawal Benefits:  SafeGuard Max (see pages 5, 36, and 60), AutoGuard 6 (see pages 5, 37, and 68), Jackson Select Protector (see pages 6, 38, and 71), and Joint For Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex (see pages 6, 40, 43, 93, and 118).

The prospectus also includes revised Guaranteed Annual Withdrawal Amount (GAWA) percentages and related disclosure, and revised Contract Anniversary date requirements for the Guaranteed Withdrawal Balance Adjustment for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs. You will note that in the revised GAWA percentage tables in the prospectus on pages 83 and 109, the revised percentages are not shown. In addition, in the disclosure under “Guaranteed Withdrawal Balance Adjustment” on pages 87 and 111, the revised Contract Anniversary date requirement is not shown. In place of the revised information, brackets have been inserted. We will file a post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments on the Amendment and will include the revised information at that time.  The GAWA percentages expected to be included in the subsequent amendment are as follows:

(Pages 83 and 109)

Ages	Base GAWA% Table (Endorsements issued on or after April 29, 2013)	Optional Income Upgrade Table (Endorsements issued on or after April 29, 2013)
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.25%	5.50%
81+	5.75%	6.00%

In addition, the Contract Anniversary date requirement under the Guaranteed Withdrawal Balance Adjustment expected to be included in the subsequent amendment is as follows:

(Pages 87 and 111)

“The 12th Contract Anniversary (10th Contract Anniversary for endorsements issued before April 29, 2013) following the effective date of this endorsement.”

With regard to the charge changes for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex GMWBs, you will note that in the revised charge tables in the prospectus on pages 7, 8, 39, and 42, the revised percentages are not shown. In place of the revised information, brackets have been inserted. We will include the revised information in the post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments.  The charge percentages expected to be included in the subsequent amendment are as follows:

LIFEGUARD FREEDOM 6 NET
(Page 7)

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount GMWBS ISSUED ON OR AFTER APRIL 29, 2013
Annual Charge	Maximum		Current
	2.50%	(WA Only) 2.52%	1.25%	(WA Only) 1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

(Page 39)

Annual Charge	Maximum		Current
For endorsements purchased without Optional Income Upgrade Table	2.50%	(WA Only) 2.52%	1.25%	(WA Only) 1.26%
For endorsements purchased with Optional Income Upgrade Table	3.00%	(WA Only) 3.00%	1.50%	(WA Only) 1.50%

Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LIFEGUARD FREEDOM FLEX
(Page 8)

LifeGuard Freedom Flex GMWB GMWBS ISSUED ON OR AFTER APRIL 29, 2013
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
6% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

(Page 42)

GMWBS ISSUED ON OR AFTER APRIL 29, 2013

LifeGuard Freedom Flex GMWB Without Optional Income Upgrade Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
6% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Optional Income Upgrade Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.50%	(WA Only) 2.52%	1.25%	(WA Only) 1.26%
6% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

The prospectus in the Amendment is for contracts offered for sale between April 30, 2012 and September 10, 2012.  Thus the changes described herein are applicable only to existing customers making post-issue elections of the optional benefits affected by the changes.

Please note that several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the prospectus, marked to show changes. The page references cited above are to the marked courtesy copy.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

 /s/  FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata
Joan E. Boros